Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On July 20, 2015, Noble Energy, Inc. (Noble Energy, we or us) completed the merger of Rosetta Resources Inc. (Rosetta) into a subsidiary of Noble Energy (Rosetta Merger). The merger was effected through the issuance of approximately 41 million shares of Noble Energy common stock in exchange for all outstanding shares of Rosetta using a ratio of 0.542 of a share of Noble Energy common stock for each share of Rosetta common stock and the assumption of Rosetta's liabilities, including approximately $2 billion fair value of outstanding debt. The merger adds two new onshore US shale positions to our portfolio including approximately 50,000 net acres in the Eagle Ford Shale and 54,000 net acres in the Permian (45,000 acres in the Delaware Basin and 9,000 acres in the Midland Basin).
The following unaudited pro forma condensed statement of operations for the year ended December 31, 2015 adjusts Noble Energy's historical statement of operations to give effect to the Rosetta Merger as if the merger had occurred on January 1, 2014. The unaudited pro forma condensed statement of operations and the explanatory notes are provided for illustrative purposes only and are not intended to represent or be indicative of the consolidated results of operations or financial position of Noble Energy that would have been recorded had the Rosetta Merger been completed as of January 1, 2014 and should not be taken as representative of future results of operations of Noble Energy. The unaudited pro forma condensed statement of operations does not reflect the impacts of any potential operational efficiencies, cost savings or economies of scale that Noble Energy may achieve with respect to the combined operations, nor does it include non-recurring charges or credits and the related tax effects which result directly from the merger. Furthermore, certain reclassifications have been made to Rosetta's historical financial statements as presented herein to conform to Noble Energy's historical presentation.
The unaudited pro forma condensed statement of operations has been derived from and should be read in conjunction with the historical consolidated financial statements and accompanying notes contained in the Noble Energy Annual Report on Form 10-K for the year ended December 31, 2015 filed with the Securities and Exchange Commission on February 17, 2016.

Exhibit 99.2

Noble Energy, Inc.
Unaudited Pro Forma Condensed Statement of Operations
For the Year Ended December 31, 2015
(in millions, except per share amounts)

	Noble Energy	Rosetta	Pro Forma		Noble Energy
	Historical (a)	Historical (b)	Adjustments		Pro Forma
Revenues
Oil, Gas and NGL Sales	$3,043	$295	—		$3,338
Income from Equity Method Investees	90	—	—		90
Total Revenues	3,133	295	—		3,428
Costs and Expenses
Production Expense	962	115	—		1,077
Exploration Expense	488	—	5	(c)	493
Depreciation, Depletion and Amortization	2,131	203	(84)	(d)	2,250
General and Administrative	396	55	(118)	(e)	333
Asset Impairments	533	1,043	(1,043)	(f)	533
Goodwill Impairment	779	—	—		779
Other Operating Expense, Net	316	9	22	(g)	347
Total Operating Expense	5,605	1,425	(1,218)		5,812
Operating Income	(2,472)	(1,130)	1,218		(2,384)
Other (Income) Expense
(Gain) Loss on Commodity Derivative Instruments	(501)	(61)	—		(562)
Interest, Net of Amount Capitalized	263	48	—		311
Other Non-Operating (Income) Expense, Net	(15)	—	—		(15)
Total Other (Income) Expense	(253)	(13)	—		(266)
Income (Loss) Before Income Taxes	(2,219)	(1,117)	1,218		(2,118)
Income Tax Expense (Benefit) Provision	222	(265)	318	(h)	275
Net Income (Loss)	$(2,441)	$(852)	$900		$(2,393)

Earnings (Loss) Per Share, Basic	$(6.07)	—	—		$(5.64)
Earnings (Loss) Per Share, Diluted	$(6.07)	—	—		$(5.64)

Weighted Average Number of Shares Outstanding
Basic	402	—	22	(i)	424
Diluted	402	—	22	(i)	424

(a) Includes results of operations for attributable to Rosetta from July 21, 2015 through December 31, 2015.
(b) Reflects the historical results of operations for Rosetta prior to the close of the Merger, from January 1, 2015 to July 20, 2015.
(c) Reflects additional exploration expense related to Rosetta’s geological and geophysical costs and delay rentals, which were previously capitalized under the full cost method of accounting for oil and natural gas properties.
(d) Reflects the elimination of Rosetta’s DD&A expense calculated under the full cost method of accounting for oil and natural gas properties, partially offset by the impact of DD&A expense calculated under the successful efforts method of accounting for oil and natural gas properties.

Exhibit 99.2

(e) Reflects elimination of transaction costs of $81 million and $37 million related to the Rosetta Merger that were included in Noble Energy's and Rosetta's historical general and administrative expenses, respectively, and other non-recurring expenses as these expenses are not expected to have a continuing impact on the Company.
(f) Reflects the elimination of the $1.0 billion impairment charge resulting from Rosetta’s capitalized oil and gas properties exceeding the calculated ceiling amount under the full cost method of accounting for oil and natural gas properties for the six months ended June 30, 2015.
(g) Reflects additional other operating expense related to Rosetta’s drilling rig termination fees, which were previously capitalized under the full cost method of accounting for oil and natural gas properties.
(h) Reflects elimination of Rosetta's valuation allowance for the six months ended June 30, 2015 and the income tax effects of the pro forma adjustments presented.
(i)     Reflects the impact of common stock exchanged in the Rosetta Merger, weighted against total common stock issued and outstanding as of December 31, 2015.